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John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

October 16, 2017

Re:	Hudson Ltd. Draft Registration Statement on Form F-1 Submitted August 28, 2017 CIK No. 0001714368

CONFIDENTIAL

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom

On behalf of our client, Hudson Ltd. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form F-1(the “Registration Statement”) contained in the Staff’s letter dated September 27, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS and three marked copies of the Amended DRS showing the changes to the Registration Statement confidentially submitted on August 28, 2017.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS where the revised language addressing a particular comment appears.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	2	October 16, 2017

Prospectus Summary

Trends, page 7

1.	We note you make statistical, qualitative and comparative statements in your prospectus, only some of which are attributed to third-party sources. For example, you state that North American passenger volumes are predicted to surpass 2.0 billion by 2019 and grow at a 3% compound annual growth rate between 2016 and 2025, however, you do not disclose the source of this information. You also reference average dwell times at airports provided in the 2016 Airport Council International North America Concessions Benchmarking Survey. Please ensure that you disclose the source of this information and provide us with copies of any such source materials appropriately marked to highlight the section(s) relied upon in making such statements. Please also tell us whether the reports are publicly available without cost or at a nominal expense to investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended DRS to provide the source of the information referred to above. In addition, the Company has supplementally provided the Staff with documentation responsive to the comment in a separate letter delivered to you today. Pursuant to Securities Act Rule 418, the letter shall not be deemed to be filed with, a part of or included in, the Registration Statement. The Company respectfully advises the staff that it commissioned the IPSOS market research survey. The 2016 Airport Council International North America Concessions Benchmarking Survey is publicly available without cost. The other information sourced from Airport Council International and Airport Revenue News is publicly available for a fee.

Risk Factors

We are dependent on our local partners, page 17

2.	Here or in an appropriate place in your disclosure, clarify whether a material portion of your concessions gives the local partners majority control over the operation of that concession. Please also clarify what dictates the rights and obligations you and your local partner have with respect to the operations or concessions in which you have partnered; in this regard you mention “companies” here and “associations and partnerships” elsewhere.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	3	October 16, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amended DRS.

Conflicts of Interest may arise between us and our principal shareholder…, page 26

3.	Tell us the purpose of Class A common shares “consenting” to the provisions of your bye-laws that you mention here, as well as on page 82.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has been advised by Bermuda counsel that, as a matter of Bermuda law, by investing in the Class A Common Shares, shareholders will have agreed to the form of the bye-laws when adopted, and that any new shareholder will be bound by the terms of the bye-laws, including the corporate opportunities bye-law, whether or not the bye-law includes a provision expressly stating the shareholders are deemed to have notice of and to have consented to the bye-laws. As such, while not required, the Company believes that the disclosure is beneficial for prospective investors because it emphasizes for shareholders both that the corporate opportunities provision is included in the Company’s bye-laws and that, as a matter of Bermuda law, they will be deemed to have consented to the provision.

Our Bye-laws restrict shareholders from bringing legal action against our officers and directors, page 30

4.	We note that your bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of your directors or officers. Tell us how this waiver is consistent with Section 14 of the Securities Act.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	4	October 16, 2017

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has been advised by Bermuda counsel that the waiver of claims against directors and officers is a waiver of claims that shareholders may make under Bermuda law, and that such waiver is present in the bye-laws of a number of Bermuda public companies that are SEC registrants. The Company also notes that acts involving fraud and dishonesty are excluded from the scope of the waiver. Finally, to the extent that any director or officer were to claim that such waiver covered any claim by a shareholder in respect of a failure on such director’s or officer’s part to comply with the provisions of the Securities Act, then, by its terms, Section 14 of the Securities Act would cause such purported waiver to be void as a matter of law. In response to the Staff’s comment and in light of the foregoing, the Company has revised the disclosure on pages 36, 93 and 98.

Capitalization, page 37

5.	We note you are presenting the actual capitalization of Hudson Ltd. at incorporation. In order to make this table more meaningful to your investors, please also present the actual capitalization of your predecessor, Hudson Group.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended DRS.

Selected Financial and Other Information, page 39

6.	We note the introductory paragraph above this table refers to the combined financial statements appearing elsewhere in this prospectus. Please revise your disclosure to clarify that the combined financial statements are your predecessor’s financial statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 44 of the Amended DRS.

7.	Please present net assets, capital stock (excluding long term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital. Please also consider disclosing the amount of dividends paid to non-controlling interests as we believe this is useful information to your investors. Refer to Item 4 of Form F-1 and Item 3.A. of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14 and 45 of the Amended DRS to provide net assets and the amount of dividends paid to non-controlling interests. The Company respectfully advises the Staff that because the Hudson Group reflects combined financial statements which comprises all entities and operations that will be transferred to Hudson Ltd., the Company has no historical capital stock, as disclosed in Note 16 to the annual financial statements. As a result, the Company is unable to present information relating to capital stock. The Company has included disclosure that will be completed when price range information is available, to provide for pro forma earnings (loss) per share which will reflect changes in capital resulting from the Reorganization Transactions and the offering.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	5	October 16, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

8.	We note that your concession agreements generally provide for a minimum annual guaranteed payment payable regardless of the amount of sales at the concession and that the majority of your concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable. With a view to understanding how these provisions have historically impacted your results, please disclose whether these provisions have had a material impact upon your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended DRS.

Overview, page 41

9.	We note that you operated 971 stores as of June 30, 2017. Please tell us how many stores’ concession agreements are up for renewal in the 12 month period following June 30, 2017. If the loss of such stores could have a material unfavorable impact on your results, tell us how you determined disclosure about this uncertainty was not required under Item 303(a)(3)(ii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 47 of the Amended DRS.

Results of Operations, page 45

10.	We note your gross profit margin remained stable from 2014 to 2016, and there is little analysis of your cost of sales or gross profit for these periods. Please tell us why it appears the acquisition of World Duty Free Group (“WDF”) in 2015 had no impact on your gross profit margin, despite having a significant impact on other line items on your income statement. Also tell us how you considered whether there are any factors influencing your cost of sales or gross profit margins during these periods that may offset each other and whether such factors would be important to disclose to your investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 54 and 56 of the Amended DRS.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	6	October 16, 2017

11.	We note your analysis of income tax benefit/expense at the top of page 49. Please explain to us in greater detail why you recorded a significant increase in your deferred tax assets and a corresponding income tax benefit in 2016 related to the integration of WDF into Hudson. Also tell us why such deferred tax assets were not recognized in the year you acquired WDF, which was 2015. Please revise your disclosure here and in an appropriate location in the footnotes to your financial statements to better explain this matter to your investors.

Response:	The Company acknowledges the Staff’s comment. Dufry acquired WDF in August 2015. The acquired WDF entities had fully impaired deferred tax assets because, at the time, the business forecast for WDF did not project future taxable income. In 2015, the U.S. operations of WDF constituted a stand-alone tax group at such time, there were no plans to include WDF within Hudson Group’s tax group. In connection with the purchase price allocation, Dufry concluded that there were no indications that supported reversing the impaired deferred tax asset. In June 2016, Dufry contributed the U.S. operations of WDF to Hudson’s Group legal and operating structure to improve synergies and better integrate Dufry’s U.S. operations. As a result, WDF became part of the Hudson Group tax group and management functions of the U.S. operations of WDF were transferred to Hudson Group. In connection with impairment testing for the year ended December 31, 2016, the Company reversed the impairment as a result of the developments described above. In response to the Staff’s comment, the Company has revised the disclosure in Note 15 on page F-25 of the Amended DRS.

Contractual Obligations and Commitments, page 53

12.	It appears the cash interest payments on your long-term debt obligations may represent a material contractual obligation. Because this table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes using the same time frames stipulated in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended DRS.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	7	October 16, 2017

13.	Since certain concession arrangements include a variable component as well as MAG payments, please include a footnote discussing the variable component and the historical amounts paid for the each of the financial statement periods presented. Given the materiality of your concession arrangements, we believe historic concession fee amounts provide your investors with insightful information about your future cash requirements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended DRS.

Potential Changes to Our Remuneration Structure Contingent upon the Consummation of this Offering

New Equity Incentive Award Plan, page 73

14.	Please confirm that you will file your Equity Incentive Award Plan as an exhibit to this prospectus. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the staff that it does not believe that it is required to file the Equity Incentive Award Plan.

Pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the requirement of Item 601(b)(10)(iii)(A) of Regulation S-K does not apply to a registrant that is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K (which refers to Items 6.B and 6.E.2 of Form 20-F) and the public filing of the plan is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company is relying on the compensatory disclosure requirements of Item 402(a)(1) of Regulation S-K and has been advised by Bermuda counsel that no public filing of the Company’s stock option plan is required in Bermuda and has not otherwise publicly disclosed these plans. Therefore, the Company’s stock option plans are not required to be filed under Item 601(b)(10)(iii)(A) of Regulation S-K.

Financial Statements

15.	We note you will enter into a series of new agreements with Dufry AG (“Dufry”) in connection with the offering, including agreements that provide for the licensing of brands, the provisions of franchise services, the supply of goods, and debt agreements. Please tell us how you considered presenting pro forma financial statements and earnings per share pursuant to SAB Topic 1.B.2 and Article 11 of Regulation S-X. As part of your response, please provide us with your analysis of whether and how each new agreement meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is in the process of finalizing the steps involved in the reorganization transactions taking place in connection with the Company’s initial public offering (the “Reorganization Transactions”) and plans to submit pro forma financial statements reflecting the impact of the Reorganization Transactions in connection with its next submission. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amended DRS to provide additional detail relating to the impact of the franchise agreements and debt agreements relating to the Reorganization Transactions.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	8	October 16, 2017

16.	Please tell us how you considered presenting stand-alone financial statements of Hudson Ltd. and how you concluded that they are not required in your registration statement.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company believes it qualifies as a “business combination related shell company”. Pursuant to Section 1160 of the Commission’s “Division of Corporate Finance Financial Reporting Manual”, if the registrant is a “business combination related shell company” the registrant’s financial statements may be omitted. A “shell company” is defined in Rule 405 as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has:

1. No or nominal operations; and

2. Either:	i. No or nominal assets;

ii. Assets consisting solely of cash and cash equivalents; or

iii. Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Prior to the Reorganization Transactions, the Company, which was incorporated on May 30, 2017, had no operations and nominal assets.

A “business combination related shell company” is defined in Rule 405 as a shell company (as defined in Rule 405) that is:

1. Formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States; or

2. Formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in Rule 230.165(f)) among one or more entities other than the shell company, none of which is a shell company.

Prior to the completion of the offering, Dufry will cause all of the equity interests of the entities that constitute the Hudson Group to be contributed to the Company in exchange for common shares of the Company. As a result of the Reorganization Transactions, which will occur prior to the completion of the offering, the Hudson Group business will be conducted through the Company and its subsidiaries. Accordingly, the Company respectfully submits that it is not required to include stand-alone financial statements of Hudson Ltd. in the registration statement.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	9	October 16, 2017

Combined Financial Statements of Hudson Group for the Three Years Ended December 31, 2016

Combined Statements of Financial Position, page F-4

17.	We note that your combined statements of financial position and Note 29 indicate that your financial debt due to Dufry of $475.2 million is a non-current liability. However, your contractual obligations and commitments table on page 53 indicates that $9.5 million of the financial debt due to Dufry is due in less than one year. Please tell us why this $9.5 million is not presented as a current liability in your financial statements. Please also revise the footnotes to your financial statements to better disclose the terms of the loans from Dufry.

Response:	In response to the Staff’s comment, the Company has revised the contractual obligations disclosure on page 61 of the Amended DRS to reflect the updated maturity dates under its existing financial debt due to Dufry. In addition the Company has revised Note 29 on page F-36 to provide additional disclosure regarding the terms of the loans.

Combined Statement of Cash Flows, page F-6

18.	We note your line item for business combinations, net of cash. Please tell us how the cash outflow in 2014 reconciles to your disclosures in Note 6 concerning the acquisition of The Nuance Group (“TNG”).

Response:	The Company acknowledges the Staff’s comment and respectfully refers the Staff to Note 6.2 on page F-19 of the Registration Statement, relating to the acquisition of TNG. Dufry acquired TNG on September 9, 2014. The fair value for the North American operations of TNG was $287.7 million. The TNG North America operations were included in the combined financial statements of Hudson Group as of the date of the transaction.

Following this transaction, in 2015, Dufry sold the U.S. operations of TNG to Dufry North America, Inc., an entity that was (and still is) part of the combined financial statements of Hudson Group, for $76.2 million, whereas the TNG Canadian operations will be transferred (as a contribution) to Hudson Ltd. as part of the reorganization transactions taking place in connection with the Company’s initial public offering (the “Reorganization Transactions”).

The sale of the U.S. operations of TNG to Dufry North America, Inc. was financed with a loan provided by Dufry International AG, an affiliate of Dufry. In preparing its combined financial statements, the Company assumed that this transaction occurred at the time of Dufry AG’s acquisition of TNG.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	10	October 16, 2017

The proceeds from the $76.2 million loan directly offset the acquisition price of the U.S. operations of TNG. In light of the foregoing, the Company believes the cash flow impact of the acquisition should be presented on a net basis. As such, the Company has revised the line items on page F-6 of the Amended DRS as follows: “business combinations, net of cash” has been renamed to “net cash acquired in business combinations” and for the year ended December 31, 2014 has been restated from ($76.2) million to $13.9 million (reflecting only the cash acquired in the acquisition of TNG’s U.S. and Canadian operations, as no cash was exchanged by any of the entities that are part of the combined financials of Hudson Group as a result of this acquisition), and accordingly “proceeds from financial debt” for the year ended December 31, 2014 of $62.7 million has been restated to reflect the “repayment of financial debt” of ($27.4 million). The restatement has been described in Note 2.4.

Notes to Combined Financial Statements

2.       Accounting Policies

2.1 Basis of Preparation, page F-7

19.	You state that the Hudson Group has not operated as an independent group of companies and that the combined financial statements may therefore not be indicative of the financial position and performance that would have been achieved had Hudson Group operated as an independent group of companies. Please disclose the allocation method used for expenses incurred by Dufry on your behalf. Please also disclose, if true, that you believe the allocation method used is reasonable. To the extent that expenses on stand- alone basis are estimable and are materially different than the expenses allocated by Dufry, please disclose what the cost would have been if you were not affiliated with Dufry. Finally, please specifically address income taxes and either confirm that your income tax provision is based on a separate return basis or present a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on a separate return basis. Refer to SAB Topic 1.B.1.

Response:	In response to the Staff’s comment, the Company has revised Note 2.1 on page F-7 to disclose the allocation methods used in greater detail.

2.3 Summary of Significant Accounting Policies, page F-8

20.	We note your revenue recognition accounting policy on page F-9. Based on disclosures elsewhere in your filing, it appears that in addition to operating proprietary branded stores, you also operate third-party branded specialty stores and quick-service food outlets. We have the following comments:

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	11	October 16, 2017

■	You state on page 65 that you operate the specialty branded stores “directly.” Please tell us in more detail the terms of the contracts with third parties to operate these specialty branded stores. As part of your response, tell us the extent to which you control the inventory sold in these stores, the extent to which you have other significant decision-making rights about these stores, and the extent to which you are acting as an agent selling these products on behalf of the third party. Based on your response, tell us how your current revenue recognition policy addresses the revenue generated from these stores.

■	You state on page 65 that you operate stand-alone quick service food and beverage outlets under franchise agreements. Please tell us in more detail the terms of the contracts with the franchisors. As part of your response, tell us the extent to which you control the inventory sold in these stores, the extent to which you have other significant decision-making rights about these stores, and the extent to which you are acting as an agent selling these products on behalf of the third party. Based on your response, tell us how your current revenue recognition policy addresses the revenue generated from these stores.

■	You state on page 64 that you operate travel convenience and quick-service coffee combination stores, and it appears the quick-service coffee portion of these stores is operated under a third party brand. Please tell us in more detail the terms of the contracts with the third party brand in this circumstance. As part of your response, tell us the extent to which you control the inventory sold in the quick- service coffee portion of these stores, the extent to which you have other significant decision-making rights about the quick-service coffee portion of these stores, and the extent to which you are acting as an agent selling these products on behalf of the third party. Based on your response, tell us how your current revenue recognition policy addresses the revenue generated from these stores.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it operates all of its specialty branded stores, stand-alone quick service food and beverage outlets and the quick-service coffee portions of its travel convenience and quick-service coffee combination stores for its own account and that the Company does not act as an agent for any third party. Staff at the Company’s specialty branded stores, stand-alone quick service food and beverage outlets and quick-service coffee stores are employees of the Company and are accordingly paid directly by the Company. The Company owns all of its inventory and store fixtures in its specialty branded stores, stand-alone quick service food and beverage outlets and quick-service coffee stores and is the lessee of the spaces in which such stores operate. In addition, the Company carries inventory in a quantity determined in its sole discretion, subject only to minimum operating levels and merchandise assortments that in some cases are specified in the Company’s license or franchise agreements. In many, but not all cases, the Company pays a franchise fee or licensing fee based on sales volume in its specialty branded stores, stand-alone quick service food and beverage outlets and quick-service coffee stores. Such fees are recorded as an operating expense, and no licensor or franchisor possesses any interest in the revenues, inventory or operating assets of the Company’s specialty branded stores, stand-alone quick service food and beverage outlets or quick-service coffee stores. As such, the Company has determined that it is exposed to the significant risks and rewards associated with the sale of goods from these stores (IAS 18.IE21) and therefore is acting as a principal and not as an agent. The Company respectfully advises the Staff that the revenue generated from these stores is recognized on a gross basis, meaning the sales price (excluding any taxes) of a good is recognized as turnover.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	12	October 16, 2017

4. New and Revised Standards and Interpretations Issued but Not Yet Adopted/Effective, page F-15

21.	We note your discussion of IFRS 15 at the top of page F-16. Please tell us in detail and revise your disclosure to clarify to your investors why you state you do not have customer contracts, or remove this statement if appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in Note 4 on page F-16 of the Amended DRS.

6. Acquisitions of Businesses and Transactions with Non-Controlling Interests, page F-17

22.	We note your disclosures relate to the portion of WDF and TNG located in the USA or Canada. Please tell us if the identifiable net assets of the US and Canadian businesses were valued separately from the remainder of WDF and TNG. If not, tell us how you determined the fair value of the identifiable net assets for the US and Canadian businesses. Also tell us how you determined the portion of the total purchase price paid by Dufry that should be allocated to the US and Canadian businesses.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the identifiable net assets for both WDF and TNG were valued separately for each country, including the US and Canada. The portion of the total purchase price paid by Dufry allocated to the U.S. and Canadian operations is the sum of the identifiable net assets of the WDF and TNG operations in the US and Canada (determined as described above) and the goodwill allocated to such operations. Dufry allocated goodwill to the applicable groups of cash-generating units based on the relative value of the expected future cash flows of the applicable cash-generating unit.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	13	October 16, 2017

19. Intangible Assets, page F-27

23.	Please tell us whether all of your capitalized intangible concession rights were acquired through acquisition or if portions were capitalized through a public tender process, competitive bid process, contract negotiations or other method. To the extent you have concession rights capitalized outside of acquisitions, please tell us the amount capitalized and your basis in IFRS for capitalization. Furthermore, please confirm to us that you perform impairment testing on each individual concession right, or tell us how they are grouped for impairment testing and provide the basis in IFRS for your approach.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of its capitalized intangible concession rights were acquired through acquisitions. There are no relevant portions that were capitalized through other methods, such as via prepayments of concessions fees. The Company also confirms that it performs impairment testing on individual concession rights in accordance with IAS 36, which requires impairment testing of an individual asset only in the event that there is any indication that the asset might be impaired. The Company assesses whether there are any such indications for a potential impairment of an individual concession right at the end of each reporting period, as further described in Note 2.3j on page F-12 of the Registration Statement.

19.1.1 Impairment Test of Goodwill, page F-27

24.	It appears that the vast majority of your goodwill is allocated to the Hudson Group cash generating unit (“CGU”). Please tell us in detail how you determined the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, and tell us each of the CGUs that this process identified. Also tell us which of your businesses comprise the Hudson Group CGU and why you allocated the majority of goodwill to this CGU. If the Hudson Group CGU includes the businesses acquired from WDF and TNG, please explain to us why these acquired businesses are not each a separate CGU.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the goodwill has been allocated to the Hudson Group for purposes of impairment testing. Hudson Group does not represent an individual CGU, but rather consists of all CGUs comprising the entire Hudson Group.

When identifying independent cash inflows in order to determine its CGUs, the Company takes into account how it makes decisions about continuing or disposing of assets and operations, as suggested by IAS 36.69. In accordance with this process, the Company concluded that all stores that are run under a common concession contract represent a CGU (i.e. the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets). As such, the Company characterizes every concession contract as an individual CGU for purposes of asset impairment assessment and testing.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	14	October 16, 2017

Following the guidance of IAS 36.80, the goodwill of all CGUs in the Hudson Group has been allocated to the Hudson Group’s group of CGUs which represents Hudson Group’s only operating segment and which is the lowest level within Hudson Group at which goodwill is monitored. The businesses acquired from WDF and TNG each consist of several CGUs. The Company utilized the same approach for determining the CGUs with respect to the WDF and TNG acquisitions based on concession contracts. However, as described above, goodwill has not been allocated at CGU level, but rather at a level that groups certain CGUs together (i.e. the Hudson Group). In response to the Staff’s comment and in light of the foregoing, the Company has revised the disclosure in Note 19.1.1 on page F-28 of the Amended DRS.

28. Information on Companies with Non-Controlling Interests, page F-33

25.	We note that you pay dividends to non-controlling interests in amounts that generally correspond to the net income allocated to them. Please address the following:

■	Please disclose the expenses that are shared with non-controlling interests and the expenses that are not allocated to them.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in Note 28 on page F-34 of the Amended DRS.

■	Please tell us in detail how net income is allocated to non-controlling interests and the basis for your allocation methodology.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that net income is allocated to non-controlling interests based on the percentage of a minority owner’s investment in in a specific subsidiary of Hudson Group. Since not all expenses incurred by Hudson Group are fully shared with the non-controlling interests, the non-controlling interests’ share in combined net profit is higher than their share of ownership.

■	Please disclose whether you are required to distribute quarterly earnings to the non-controlling interests or whether distributions are discretionary in nature.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in Note 28 on page F-34 of the Amended DRS.

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	15	October 16, 2017

Very truly yours,

John B. Meade

cc:	Via E-mail Adrian Bartella, Chief Financial Officer – Hudson Ltd. Christian Krämer, Partner – Ernst & Young AG Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP